U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

June 6, 2022

Re:	United Maritime Corporation Amendment No. 2 to Draft Registration Statement on Form 20FR12B Submitted May 12, 2022 CIK No. 0001912847

Ladies and Gentlemen:

This letter sets forth the response of United Maritime Corporation (the “Company”) to the comment letter dated May 27, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to amendment no. 2 to the Company’s draft registration statement on Form 20-F (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on May 12, 2022. The Company is today filing with the Commission its Registration Statement on Form 20-F (the “Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Registration Statement also includes all previously outstanding exhibits and other updated disclosure.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Amendment No. 2 to Draft Registration Statement on Form 20FR12B

Explanatory Note, page 1

1.
We note the disclosure that the Series B Preferred Shares are not transferable without the prior approval of your board of directors.  Please revise to also disclose any transfer restrictions of the Series C Preferred Shares.

The Company advises the Staff that the terms of the Series C Preferred Shares will not include any transfer restrictions other than those arising as a consequence of their status as “restricted securities” under the Securities Act of 1933, as amended.  Furthermore, the Company does not intend to list the Series C Preferred Shares on any securities exchange or other trading market.  The Company has revised the disclosure in the Explanatory Note and “Item 10—Additional Information—Share Capital—Series C Preferred Stock” in the Registration Statement to clarify that an established trading market for the Series C Preferred Shares is not expected to develop.

Our Current Fleet, page 38

2.
We note your response to prior comment 6 and the new disclosure that parties to your current time charter have the option to terminate the charter in case of war outbreak between certain countries identified in the agreement.  Expand your disclosure to identify the countries at issue, especially in light of Russia’s invasion of Ukraine.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the Registration Statement, identifying in particular the countries at issue that give rise to an option to terminate the current time charter.

Item 5. Operating and Financial Review and Prospects

D. Trend Information, page 57

3.
Risk factor disclosure on page 14 of your submission identifies inflationary pressures as a factor that may "contribute to instability in global financial markets, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping."  Please revise your disclosure to more clearly address the extent to which inflation could have an effect on charter rates, vessel demand, and operating expenses.  Your expanded disclosure should identify the types of inflationary pressures you are facing and the degree to which your business has been or is expected to be affected.

In response to the Staff’s comment, the Company has expanded the disclosure in the Registration Statement regarding inflation, in the risk factor cited by the Staff and in “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”  However, the Company advises the Staff that, while it has experienced  increases with respect to certain operating expenses, for the reasons set forth in the revised disclosure the Company has not identified such inflationary pressures as reasonably likely to have a material impact on the Company’s operating results.

Management Agreements, page 65

4.	Please revise to disclose any termination provisions in the master management agreement with your Parent, Seanergy Maritime Holdings Corp.

In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

Share Capital
Common Stock, page 68

5.
We note your disclosure that, prior to the Spin-Off, your stockholders will approve the amendment of your amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of your common stock issued and outstanding at the time of the reverse split at a range of as yet undisclosed cumulative exchange ratio(s). Please revise your disclosure to describe the reasons for the reverse stock split(s).

In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

General

6.
Please expand your disclosures to discuss whether and how your business segment, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

• suspend the purchase, sale, or maintenance of certain items used to conduct your business;

• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials, such as fuel or vessels;

• experience surges or declines in consumer demand for which you are unable to adequately adjust your services;

• be unable to supply services at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or

• be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. As appropriate, please update the related risk factors at pages 11, 14 and 16.

The Company advises the Staff that it has considered the current and potential impact of Russia’s invasion of Ukraine on its business, including with respect to supply chain disruptions, and, while it will monitor ongoing developments closely and update its disclosure as it determines is necessary and useful for investors to evaluate the risks associated with the Company’s business, it believes that the disclosure included in the risk factors cited by the Staff as well as in “Item 5. Operating and Financial Review and Prospects—D. Trend Information” appropriately present the impact and material risks to the Company’s business resulting from Russia’s invasion of Ukraine, including with respect to supply chain disruptions.  While supply chain disruptions may have affected the freight markets leading to short-term volatility in charter rates and an increase in certain operating costs, these impacts are discussed in the disclosure included in the Registration Statement as revised in response to the Staff’s third comment above, and the Company advises the Staff that, due to the nature of its business and the markets in which it operates as described in the Registration Statement, the Company’s business has not been materially impacted by supply chain disruptions to date, and the Company does not expect that it will be in the future.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP